Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
[redacted]
...le 00825790157

02055274

82.4776

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 421

San Donato M.se, October 02, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 04 2002
WASH. D.C. 151

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Second Quarter Report for 2002 at 30th June 2002
- Saipem Press Release dated 28th August 2002
- Saipem Press Release dated 6th September 2002
- Saipem Press Release dated 9th September 2002
- Saipem Press Release dated 17th September 2002
- Saipem Press Release dated 23rd September 2002

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Respectfully submitted,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of August 2002, September 2002

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

82.4776

SECOND QUARTER REPORT FOR 2002

30TH JUNE 2002

Eni

GROUP

Saipem

Approved by the Board of Directors
at the meeting held on 30th July 2002

CONTENTS

Economic and financial data	1
Operations data	1
Operating revenues by business sector	2
Operating revenues by geographical area	2
Contracts awarded to Saipem Group	3
Orders backlog	4
Preparation criteria	5
Economic results	6
Consolidated balance sheet and financial position	9
Backlog	11
Management expectations of operations	12
Additional information	13
Events subsequent to quarter end	14
Analysis by business sector:	15
- Offshore Construction	15
- Floating Production	16
- Offshore Drilling	17
- Onshore Drilling	18
- Onshore Construction	1

The quarterly report is not subject to audit

ECONOMIC AND FINANCIAL DATA

(Million euros)

	Second quarter			First half		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Operating revenue	397	701	76.6	736	1,324	79.9
Operating margin	67	108	61.2	127	208	63.8
Operating income	50	89	78	92	170	84.8
Capital expenditure	77	89	15.6	125	267	113.6

	31st December 2001	**30th June 2002**
Net debt:		
- medium and long term	116	102
- short term	526	561
Total	**642**	**663**

OPERATIONS DATA

	Second quarter			First half		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Offshore Construction						
- subsea pipeline laid (Km)	253	686	171.1	372	1,227	229.8
- structures installed (tons)	33,753	26,500	(21.5)	43,059	34,750	(19.3)
Floating Production						
- production units utilisation (days)	91	91	-	181	181	-
Offshore Drilling						
- metres drilled	29,441	29,242	(0.7)	60,004	53,762	(10.4)
- wells drilled	9	14	55.6	22	25	13.6
Onshore Drilling						
- metres drilled	39,523	85,823	117.1	82,390	152,410	85
- wells drilled	11	29	163.6	26	49	88.5
- estimated average equipment utilisation (%)	71	93		67	89	
Onshore Construction						
- subsea pipeline laid (Km)	60	289	381.7	60	451	651.7
- structures installed (tons)	200	11,450	5,625	420	13,400	3,090.5

OPERATING REVENUE BY BUSINESS SECTOR

(Million euros)

	Second quarter			First half		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Offshore Construction	222	447	103.3	414	847	104.6
Floating Production	5	7	40	9	17	88.9
Offshore Drilling	74	87	17.6	144	169	17.4
Onshore Drilling	41	57	39	74	103	39.2
Onshore Construction	55	103	87.3	95	188	97.9
Total	**397**	**701**		**736**	**1,324**	

OPERATING REVENUE BY GEOGRAPHICAL AREA

(Million euros)

	Second quarter		First half	
GEOGRAPHICAL AREA (*)	2001	**2002**	2001	**2002**
Italy	22	23	49	38
North Sea	83	85	127	174
Rest of Europe	55	247	123	467
Africa	114	126	221	253
Middle East	25	54	40	100
Far East	26	87	34	127
Rest of Asia	21	-	39	17
Americas	51	79	103	148
Total	**397**	**701**	**736**	**1,324**

(*) relates to final destination of services.

82.4776

CONTRACTS AWARDED TO SAIPEM GROUP

(Million euros)

	Second quarter		First half	
	2001	**2002**	2001	**2002**
Saipem S.p.A.	157	497	405	991
Group Companies	510	511	776	874 (*)
Total	**667**	**1,008**	**1,181**	**1,865**
Offshore Construction	175	925	504	1,298 (*)
Floating Production	-	-	-	17
Offshore Drilling	162	51	254	174
Onshore Drilling	142	9	220	76
Onshore Construction	188	23	203	300
Total	**667**	**1,008**	**1,181**	**1,865 (*)**

(*) includes 96 million euros relating to the acquisition of the remaining 50% of European Marine Contractors

CONTRACTS AWARDED TO SAIPEM GROUP

(Million euros)



1,181
1,865
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
203
220
254
0
504
300
76
174
17
1,298
30th June 2001
30th June 2002
Onshore Construction
Onshore Drilling
Offshore Drilling
Floating Production
Offshore Construction

SECOND QUARTER REPORT FOR 2002

Saipem

ORDER BACKLOG

(Million euros)

	31st December 2001	**30th June 2002**
Offshore Construction	1,229	1,680
Floating Production	184	184
Offshore Drilling	546	551
Onshore Drilling	317	290
Onshore Construction	577	689
Total	**2,853**	**3,394**

BACKLOG BY GEOGRAPHICAL AREA

(Million euros)

GEOGRAPHICAL AREA	31st December 2001	**30th June 2002**
Italy	21	65
North Sea	204	242
Rest of Europe	576	320
Africa	792	1,567
Asia	1,027	1,062
Americas	233	138
Total	**2,853**	**3,394**

BACKLOG BY GEOGRAPHICAL AREA AT 30TH JUNE 2002


Asia
Africa
1,567
562
138
65
Rest of Europe and North Sea
Americas
Italy

82.4776

PREPARATION CRITERIA

The financial statements for the period ended 30th June 2002 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa – CONSOB) pursuant to regulation 11971 dated 14th May 1999, modified on 6th April 2000 by resolution 12475, and applying the guidelines of the Italian National Board of Professional Accountants and Bookkeepers ('Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri).

The economic information provided in this report refers to the second quarter 2002 as well as the second quarter 2001. Financial data refers to 30th June 2002 and 31st December 2001. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2001. The financial tables have been compiled so as to allow easy comparison with the six-monthly and annual reports.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

The data provided in this report does not include the effects of the acquisition of the majority stake of Bouygues Offshore, which was completed on 9th July 2002.

ECONOMIC RESULTS

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors and, to a lesser extent, in the Drilling sector, are not consistent over time, as they are influenced not only by market trends but also by climatic conditions and project schedules. Consequently, the results from any one particular fiscal period can vary significantly, precluding a direct comparison with the same period in other fiscal years and preventing extrapolation of figures from a single quarter to the entire year.

CONSOLIDATED INCOME STATEMENT

(Million euros)

	Second quarter			First half		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Operating revenue	**397**	**701**	**76.6**	**736**	**1,324**	**79.9**
Other income and revenue	6	5		9	10	
Purchasing, services and other costs	(222)	(424)		(416)	(793)	
Payroll and related costs	(87)	(130)		(157)	(243)	
Gross operating margin	**94**	**152**	**61.7**	**172**	**298**	**73.2**
Amortisation, depreciation and write-downs	(44)	(63)		(80)	(128)	
Operating income	**50**	**89**	**78**	**92**	**170**	**84.8**
Financial costs, net	(9)	(10)		(19)	(20)	
Income before extraordinary items and income taxes	**41**	**79**	**92.7**	**73**	**150**	**105.5**
Extraordinary expenses	(1)	(2)		(1)	(2)	
Income before income taxes	**40**	**77**	**92.5**	**72**	**148**	**105.5**
Income taxes	(10)	(18)		(17)	(35)	
Net income before minority interest	**30**	**59**	**96.6**	**55**	**113**	**105.5**
Minority interest	-	(3)		-	(1)	
Net income for the period	**30**	**56**	**86.7**	**55**	**112**	**103.6**

In line with the annual and six-monthly financial statements, this quarterly report includes the re-classified consolidated income statements by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the operating margin (i.e. operating income before general and administrative costs) for the various business sectors in which Saipem operates.

OPERATING INCOME AND COSTS BY DESTINATION

(Million euros)

	Second quarter			First half		
	2001	**2002**	Var. %	2001	**2002**	Var. %
Operating revenue	**397**	**701**	**76.6**	**736**	**1,324**	**79.9**
Production costs	(312)	(578)		(579)	(1,089)	
Idle/downtime costs	(13)	(9)		(21)	(18)	
Cost of sales	(6)	(8)		(11)	(14)	
Research and development costs	-	(1)		(1)	(1)	
Other operating income	1	3		3	6	
Operating margin	**67**	**108**	**61.2**	**127**	**208**	**63.8**
General and administrative costs	(17)	(19)		(35)	(38)	
Operating income	**50**	**89**	**78**	**92**	**170**	**84.8**

Second quarter

Operating revenue for the second quarter of 2002 totalled 701 million euros, an increase of 304 million euros versus the second quarter 2001. This increase is due to greater volumes of activity in the Offshore and Onshore Construction sectors.

Production costs amounted to 578 million euros, an increase of approximately 85.3% over the same period in 2001. The increase in costs, in line with the increase in revenue, is attributable to higher material consumption as well as increased utilisation of third party services.

Payroll and related costs amounted to 130 million euros, an increase of approximately 43 million compared to the second quarter 2001. This is attributed mainly to an increase in average employment levels resulting from greater volumes of activity.

Operating margin for the second quarter 2002 amounted to 108 million euros, versus 67 million in the second quarter 2001. This is due to an increase in margins in the Offshore Construction section.

General and administrative costs in the second quarter 2002 amounted to 19 million euros, an increase of 2 million euros versus the second quarter 2001.

First half

Operating revenues for the first half of 2002 amounted to 1,324 million euros, an increase of 588 million euros versus the first half of 2001.
This significant rise in revenue (+ 79.9%), which will be detailed by sector later, is due to the Blue Stream Project, the recovery of the Offshore Construction sector in West Africa and increased operations by Scarabeo 7.

Production costs amounted to 1,089 million euros, an increase of approximately 88.1% versus the same period in 2001. This increase in costs, in line with the increase in revenues, is attributable to higher material consumption as well as increased utilisation of third party services.

Payroll and related costs, amounting to 243 million euros, increased by 86 million versus the first half in 2001. This is attributed mainly to an increase in average employment levels resulting from greater volumes of activity.

The following table provides comparable data related to average employment levels of both the second quarter and the first half of 2001 and 2002.

EMPLOYMENT SPREAD

	Second quarter		First half	
WORKFORCE	2001	**2002**	2001	**2002**
Overseas local personnel	5,960	7,266	5,283	7,342
International personnel	3,930	6,527	3,590	6,304
Italian personnel	2,285	2,220	2,232	2,217
Total	**12,175**	**16,013**	**11,105**	**15,863**
Offshore Construction	2,737	3,899	2,502	3,819
Floating Production	31	31	32	31
Offshore Drilling	1,282	1,323	1,250	1,331
Onshore Drilling	2,061	2,161	2,032	2,165
Onshore Construction	5,367	7,626	4,593	7,628
Staff	697	973	696	889
Total	**12,175**	**16,013**	**11,105**	**15,863**

EMPLOYMENT SPREAD



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Overseas local personnel
International personnel
Italian personnel
June 2001
June 2002

CONSOLIDATED BALANCE SHEET AND FINANCIAL POSITION

CONSOLIDATED BALANCE SHEET

(Million euros)

	31st Dec 2001	**30th June 2002**
Net tangible fixed assets	1,440	1,566
Intangible fixed assets	94	88
Total	1,534	1,654
Financial investments	6	7
Non-current assets	**1,540**	**1,661**
Working capital	350	351
Provision for contingencies	(66)	(77)
Net current assets	**284**	**274**
Employee termination benefits	**(24)**	**(24)**
Capital employed, net	**1,800**	**1,911**
Shareholders' equity	**1,156**	**1,200**
Minority interest in net equity	**2**	**48**
Net debt	**642**	**663**
Cover	**1,800**	**1,911**

CAPITAL EXPENDITURE

(Million euros)

	Second quarter		First half	
	2001	**2002**	2001	**2002**
Offshore Construction	39	48	62	198
Floating Production	4	1	4	3
Offshore Drilling	2	15	8	25
Onshore Drilling	11	20	19	31
Onshore Construction	17	2	27	5
Saipem offices, branches, etc.	4	3	5	5
Total	**77**	**89**	**125**	**267**

During the first half of 2002, capital expenditure in tangible and intangible assets amounted to 267 million euros (125 in the first half 2001) and focused mainly on strengthening the Offshore Construction Fleet, through the acquisition of the remaining 50% of European Marine Contractors (for 139 million euros) and the remaining 50% of SaiClo Luxembourg (for 30 million euros) from Clough, in addition to upgrading the Onshore and Offshore Drilling rigs for new contracts in Saudi Arabia and Libya.

NET DEBT

Net debt at 30th June 2002 amounted to 663 million euros, versus 642 million euros at 31st December 2001. The increase of minority interest in net equity (46 million euros), the sale of tangible assets (7 million euros), the increase in provisions for contingencies (11 million euros) and the cash flow generated during the period (240 million euros) have only partially managed to compensate for: capital expenditure in tangible and intangible fixed assets and company acquisitions during the first half of 2002 (267 million euros); the distribution of shareholders' dividends (56 million euros); and a net working capital increase of 1 million euros. This resulted in a net debt increase of 21 million euros.
In the second quarter 2002, net financial debt fell by 36 million euros from 699 million euros at 31st March 2002 to 663 million euros at 30th June 2002.

The net financial position at 30th June 2002 comprises short-term debt of 561 million euros (526 million at 31st December 2001) and medium/long-term debt of 102 million euros (116 million at 31st December 2001).

ORDER PORTFOLIO

During the first half of 2002, Saipem was awarded new orders totalling 1,769 million euros (1,181 million in the same period 2001), of which 1,393 million euros apply to the Offshore sectors (Construction, Drilling and Floating Production). Moreover, following the acquisition of the remaining 50% of European Marine Contractors, the order backlog increased by a further 96 million euros, entirely in the Offshore Construction sector.

The most significant orders awarded include:

Offshore Construction:
- The NC41 EPIC (Engineering. Procurement, Installation, Construction) Project, on behalf of Agip Gas BV, for the construction and installation of a platform in Libya;
- The Peciko Phase 4 Project, on behalf of TotalFinaElf, for the installation of two platforms and the laying of six subsea pipelines in Indonesia;
- The Goldeneye Project, on behalf of Shell, for the laying of two subsea pipelines in the British sector of the North Sea;
- The Nini & Cecile EPIC Project, on behalf of Dong, for the installation of two platforms in the Danish sector of the North Sea.

Offshore Drilling:
- The three-year charter of the jack-up Perro Negro 3 in Iran, on behalf of Agip Iran;
- The one-year charter of the semi-submersible platform Scarabeo 4 in Nigeria, on behalf of NAOC;
- The one-year charter of the jack-up Perro Negro 5 in Nigeria, on behalf of Belbop;
- The nine-month charter of the semi-submersible platform Scarabeo 3 in Congo, on behalf of Agip Recherches Congo.

Onshore Drilling:
- The two-year charter, plus the option for a further two, of three rigs in Italy, on behalf of the Agip Division of Eni;
- The one-year charter of a rig in Venezuela, on behalf of Lasmo.

Onshore Construction:
- The ROD EPC Project in Algeria, on behalf of Sonatrach/Bhp Biliton, for the construction of an oil treatment plant and associated facilities;
- The Obiafu/Obrikom EPC Project in Nigeria, on behalf of NAOC, for the expansion of a gas plant and the construction of a flow station;
- The Ghazal & Tinat Project in Saudi Arabia, on behalf of Aramco, for the laying of pipelines of various lengths and diameters.

The backlog at the end of June 2002 reached a record level of 3,394 million euros (2,853 million euros at 31st December 2001).

MANAGEMENT EXPECTATIONS

Saipem before the acquisition of Bouygues Offshore

The excellent results achieved in the first two quarters, together with the substantial order backlog and the distinguishing capability of the Group to operate in particularly challenging environments (deep waters and remote areas) reinforce expectations for 2002, to repeat the record results of 2001, with potential for further improvement.

Saipem after the acquisition of Bouygues Offshore

The acquisition of Bouygues Offshore, which will have an immediate positive effect in terms of cash flow, will result in a slight reduction in the net income if compared to the forecast Saipem stand-alone figure; this is due to the goodwill amortisation and the financial expenses connected with the capital invested.

ADDITIONAL INFORMATION

Blue Stream Project

On 3rd June 2002, the pipelay vessel Saipem 7000 successfully completed the laying of the second sea line. Testing and commissioning activities for the two sea lines will conclude by the end of September and December respectively.

With regard to the recognition of amounts due to Saipem, relating to extra costs incurred as a result of the delayed commencement of activities on the first sea line, caused by temporary failure in obtaining construction permits, negotiations with the Client have been successfully closed on certain issues, while they are progressing on others. The results at 30th June 2002 include only those amounts that have already been settled with the client.

Saipem 10000

On 14th May 2002, the drillship Saipem 10000 resumed operations in Angolan waters at depths of up to 1,500 metres. Activities off the West African coast are expected to continue until November 2002. Then, once the vessel's capacity to operate in waters of up to 3,000 metres is fully restored, the vessel will be transferred to Brazil.

EVENTS SUBSEQUENT TO SECOND QUARTER END

Bouygues Offshore

On 9th July 2002, Saipem, having received approval by the European Community Antitrust Authority, completed the acquisition, from Bouygues Construction, of 50.8% of Bouygues Offshore, the leading French provider of engineering services to the oil & gas industry. The agreed price of 60.08 euro per share sets the value of the company at approximately 1 billion euros.

Bouygues Offshore, a company listed on the Paris and New York Stock Exchanges, is the leader in the design, construction, installation and management of onshore and offshore oil & gas production facilities. Other activities include maintenance services, construction of port facilities and LNG supply. Bouygues Offshore's main geographical areas of activity are Europe and Africa. It has approximately 2,500 engineers within its workforce.

Having obtained all relevant clearances from the Regulatory Bodies of the French and US stock markets, Saipem today launched a public purchase offer in cash for the remaining Bouygues Offshore shares held by the public, at the same share price as that paid to Bouygues Construction for its majority stake. The public purchase offers launched in France and the US will close on 6th September 2002.

This transaction is the largest cross-border acquisition in Europe in the oil & gas services sector.

The combination of Saipem's recognised construction capabilities, based on its technologically advanced fleet, and Bouygues Offshore's powerful engineering and project management capabilities, will result in the creation a world leader specialising in the execution of turn-key projects for the oil industry. Saipem, through this acquisition, will have a superior competitive positioning in the provision of EPIC services (Engineering, Procurement, Installation and Construction) for the oil industry, focusing on activities in particularly challenging environments, such as ultra-deep waters and remote areas.

The group will comprise six business units: three units, namely Maintenance Modification & Operation, LNG and Onshore Construction will be based in Paris, where Group engineering, procurement and project management competencies for EPIC contracts will also be located. The remaining three units: Offshore, Drilling and Leased FPSO will be based in Milan, along with Group technical services and the special projects task force.

The new structure will enhance the existing competencies and capabilities and promote integration, whilst maintaining clear lines of responsibility.

ANALYSIS BY BUSINESS SECTOR

OFFSHORE CONSTRUCTION

(Million euros)

	Second quarter		First half	
	2001	**2002**	2001	**2002**
Operating Revenues	222	447	414	847
Operating expenses, net of cost of materials	(132)	(292)	(251)	(533)
Cost of materials	(41)	(56)	(72)	(119)
Depreciation and amortisation	(20)	(32)	(34)	(68)
Contribution from operations (*)	29	67	57	127
New orders awarded	175	925	504	1,298 (**)

(*) Operating income before general and administrative expenses

(**) Includes 96 million euros, relating to the acquisition of the remaining 50% of European Marine Contractors

The backlog at 30th June 2002 amounted to 1,680 million euros, of which 467 million are to be realised in the second half of 2002.

- Operating revenues for the first half of 2002 exceeded by 433 million euros those of the same period 2001 (+105%), on account of the Blue Stream project and increased activities in West Africa and the Far East.

- Contribution from operations during the first half of 2002 amounted to 127 million euros, equal to 15% of revenues, versus 57 million euros, equal to 13.8% of revenues for the same period in 2001. Improved profitability is attributable to increased utilisation of vessels and higher returns on projects currently under execution.

FLOATING PRODUCTION

(Million euros)

	Second quarter		First half	
	2001	**2002**	2001	**2002**
Operating revenues	5	7	9	17
Operating expenses	(1)	(1)	(2)	(3)
Depreciation and amortisation	(3)	(4)	(5)	(9)
Contribution from operations (*)	1	2	2	5
New orders awarded	-	-	-	17

(*) Operating income before general and administrative expenses

The backlog at 30th June 2002 amounted to 184 million euros, of which 19 million are to be realised in the second half of 2002.

- In the first half of 2002, operating revenues and associated profitability increased as a result of operations carried out by the new floating production unit FPSO-Jamestown. Contribution from operations during the first half of 2002 amounted to 5 million euros, equal to 29% of revenues, versus 2 million euros, equal to 22% of revenues for the same period in 2001.

- The production vessels FPSO–Firenze and FPSO–Jamestown have been in continuous operation since the beginning of the year.

OFFSHORE DRILLING

(Million euros)

	Second quarter 2001	Second quarter **2002**	First half 2001	First half **2002**
Operating revenues	74	87	144	169
Operating expenses	(35)	(53)	(72)	(100)
Depreciation and amortisation	(11)	(11)	(21)	(22)
Contribution from operations (*)	28	23	51	47
New orders awarded	162	51	254	174

(*) Operating income before general and administrative expenses

The backlog at 30th June 2002 amounted to 551 million euros, of which 151 million are to be realised in the second half of 2002.

- Operating revenues for the first half of the year showed a 17% increase versus the same period of 2001, mainly due to the operations of the semi-submersible platform Scarabeo 7, which underwent upgrading works during the first quarter of the previous year.

- Contribution from operations decreased by 4 million euros versus the first half of 2001, with a margin on revenue declining from 35% to 28%. The reduction in profitability is attributable to the downtime and reduced-rate for Saipem 10000.

- Vessel utilisation was as follows:

Vessel	days under contract	
Semi-submersible platform Scarabeo 3	181	
Semi-submersible platform Scarabeo 4	166	a
Semi-submersible platform Scarabeo 5	181	
Semi-submersible platform Scarabeo 6	181	
Semi-submersible platform Scarabeo 7	170	a
Drillship Saipem 10000	136	b
Jack-up Perro Negro 2	80	c
Jack-up Perro Negro 3	181	
Jack-up Perro Negro 4	181	
Jack-up Perro Negro 5	176	a

a = for the remaining days (to 181) the vessel underwent structural repairs.

b = the residual 45 days comprise: 28 days not covered by the "loss of hire" insurance policy and 17 days for completion of repair works.

c = for the remaining days (to 181), the vessel was upgraded in readiness for a new contract in Saudi Arabia.

ONSHORE DRILLING

(Million euros)

	Second quarter		First half	
	2001	**2002**	2001	**2002**
Operating revenues	41	57	74	103
Operating expenses	(31)	(44)	(55)	(79)
Depreciation and amortisation	(5)	(7)	(9)	(13)
Contribution from operations (*)	5	6	10	11
New orders awarded	142	9	220	76

(*) Operating income before general and administrative expenses

The backlog at 30th June 2002 amounted to 290 million euros, of which 92 are to be realised in the second half of 2002.

- Operating revenues for the first half of 2002 were 39% higher than those for the same period in 2001, mainly due to the full utilisation of the eight rigs in Saudi Arabia and those located in Kazakhstan.

- Contribution from operations increased by 1 million euros versus the same period in 2001, with a decrease from 13.5% to 10.7% as a percentage of revenues. This was mainly attributable to costs associated with the commissioning of the latest two rigs in Saudi Arabia and to higher amortisation linked to capital expended for the execution of new contracts.

- Average utilisation of onshore rigs in the first half of 2002 reached 89% (67% in the same period 2001) as follows: 15 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 2 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 8 third-party rigs were operated in Peru and 1 in Kazakhstan by the joint-company SaiPar.
  Finally, 5 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 3 in Kazakhstan.

ONSHORE CONSTRUCTION

(Million euros)

	Second quarter		First half	
	2001	**2002**	2001	**2002**
Operating Revenues	55	103	95	188
Operating expenses, net of cost of materials	(33)	(67)	(57)	(120)
Cost of materials	(14)	(19)	(23)	(37)
Depreciation and amortisation	(4)	(7)	(8)	(13)
Contribution from operations (*)	4	10	7	18
New orders awarded	188	23	203	300

(*) Operating income before general and administrative expenses

The backlog at 30th June 2002 amounted to 689 million euros, of which 298 million are to be realised in the second half of 2002.

- In the first half of 2002, operating activities in Kazakhstan and Saudi Arabia allowed to achieve revenues exceeding by 93 million euros (+98%) those for the same period 2001.

- Contribution from operations for the first half of 2002 amounted to 18 million euros, 9.6% of revenues, versus 7 million euros, equal to 7.4% of revenues for the same period 2001. The improvement in profitability can be attributed to the execution of complex projects in challenging areas where the Group has a competitive advantage.

82.4776

Saipem

Eni GROUP

PRESS RELEASE

Saipem shareholders' meeting appointed two directors and vested the Board of Directors with the power to issue corporate bonds to a maximum of 440 million euros

The Shareholders of Saipem, an Eni company, appointed today to the Board of Directors Mr. Jacques Yves Léost (Chief Executive Officer of Bouygues Offshore S.A., of which Saipem has recently acquired the majority stake) and Mr. Francesco Gatti (representative of minority shareholders), who had been co-opted on 18th and 5th July 2002 respectively.

The Shareholders also vested the Board of Directors with the power to issue corporate bonds, within a five-year period, in one or more issues, in one or more tranches, amounting to a maximum of €440,270,300, corresponding to Saipem's share capital at 31st December 2001.

San Donato Milanese, 28th August 2002

Saipem

82.4776

Eni
GROUP

PRESS RELEASE

The Board of Directors of Saipem has approved the issue of corporate bonds by 30th June 2003.

The Board of Directors of Saipem S.p.A., an ENI company, convened today and approved the issue of non-convertible corporate bonds by 30th June 2003, thereby executing the power granted by the Shareholders' Meeting of 28th August 2002.

The corporate bonds will have a five-year duration and will amount to a maximum of € 440,270,300; they will be quoted on the Luxembourg Stock Exchange and are aimed at institutional investors. Interest rates and terms & conditions pertaining to the corporate bond issue will be defined at a later date.

San Donato Milanese, 6th September 2002

82.4776

Saipem

Eni GROUP

PRESS RELEASE

Saipem acquires 96.8% of the voting rights of Bouygues Offshore at the end of French Standing Offer

Saipem, an Eni company, announces that, through the Standing Offer (*garantie de cours*) launched in France on the shares of Bouygues Offshore and closed on September 6, it has purchased 7,398,988 shares, which combined with the 8,685,600 shares purchased from Bouygues Construction S.A. on July 9, give Saipem control of 96.8% of the voting rights.

Saipem announces also that the offer for purchase of the ADSs and of the shares held by U.S. investors has been extended until 12:00 noon (New York City time) on Tuesday, September 17, 2002. As of September 6, 2002, 96,970 shares held by U.S. holders and 415,901 ADSs had been tendered to the offer, representing an additional 1.8% of the voting rights.

As previously announced, Saipem will launch a repurchase offer (*offre publique de retrait)* followed by a squeeze-out of the remaining shareholders, which it currently expects to complete by the end of October.

San Donato Milanese, 9th September 2002

Saipem

82.4776

PRESS RELEASE

SIX-MONTHLY REPORT AT 30TH JUNE 2002

The Board of Directors of Saipem S.p.A. has today approved Saipem Group consolidated financial statements for the six months ended 30th June 2002, closing with a net income amounting to € 112 million (versus 55 million in the first half of 2001). The half year consolidated financial statements will be reviewed by the company Statutory Auditors and the independent Auditors.

Saipem Group Consolidated Financial Statements at 30th June 2002

The Six-monthly Report confirms the information contained in the press release of 30th July 2002. In particular:

Revenues totalled € 1,324 million (736 in the first half of 2001).
Operating Income amounted to € 170 million (92 in the first half of 2001).
Net Income amounted to € 112 million (55 in the first half of 2001).
Cash flow (net income plus depreciation and amortisation) amounted to € 240 million (135 in the first half of 2001).
Investments in the first half of 2002, inclusive of acquisitions of company interests, amounted to € 267 million (125 in the same period 2001) and were aimed mainly at strengthening the Offshore Construction Fleet, through the acquisition of the remaining 50% of European Marine Contractors (for € 139 million) and the remaining 50% of SaiClo (for € 30 million) in addition to upgrading the Onshore and Offshore Drilling equipment for new contracts in Saudi Arabia and Libya.

Net financial debt at 30th June 2002 amounted to € 663 million, an increase of € 21 million compared to 31st December 2001 (€ 642 million).

Net income of Saipem S.p.A. at the end of June 2002 amounted to € 74 million, versus € 16 million at 30th June 2001.

Saipem

Eni GROUP

New contracts and backlog (excluding Bouygues Offshore)

During the first six months of 2002, Saipem was awarded new contracts totalling € 1,769 million (€ 1,181 million in the same period 2001), of which € 1,393 million apply to the Offshore sectors (Construction, Drilling and Floating Production).

At the end of June 2002, the order backlog reached a record € 3,394 million (€ 2,853 million at 31st December 2001). Projects to be carried out in the second half of the year are estimated to yield revenues totalling € 1,027 million: 467 million from the Offshore Construction sector, 19 million from Floating Production, 151 million from Onshore Drilling and 298 million from Onshore Construction.

Moreover, in July and August, the Saipem Group was awarded new contracts amounting to a total of € 207 million, all in the Offshore Construction and Offshore Drilling sectors.

The most significant contracts awarded include:

Offshore Construction:

- the South Pars 4 & 5 Pipelines Project, on behalf of Agip Iran BV, in Iran, for the engineering, construction and installation of two subsea pipelines. The contract was awarded to Saipem S.p.A.;
- the Troll A Export Pressure Increase Project, on behalf of Statoil in Norway, for the transport and installation onto the Troll A platform of a pre-compression module. The contract was awarded to Saipem UK Ltd.

Offshore Drilling:

- The three-year charter with an option for a further 16 months of the semi-submersible platform Scarabeo 5, on behalf of Statoil, in Norway. The contract was awarded to Saipem S.p.A.;
- The five-month charter of the Jack-up Perro Negro 4, on behalf of Petrobel, in Egypt. The contract was awarded to Saipem S.p.A.

82.4776

Saipem

Eni

Bouygues Offshore

As previously announced, following the conclusion, on September 6, of the Public Purchase Offer (garantie de cours) launched in France, Saipem owned 96.8% of the Bouygues Offshore voting rights.

The purchase offer for ADSs and ordinary shares held by U.S. investors expired today, 17th September 2002, at 18:00 hrs (12:00 noon – New York City time).

Based on a preliminary count by the receiving agent, Bank of New York, shares and ADSs corresponding to 1.8% of the voting rights were tendered.

Following conclusion of the two offers therefore, Saipem owns 98.6% of the voting rights and, as previously announced, intends to launch a repurchase offer in France (offre publique de retrait suivie d'un retrait obligatoire); U.S. holders of ordinary shares and ADSs may participate in the repurchase offer through a further offering period of the U.S. tender offer, which will begin immediately and, barring further extensions, will close on 8th October 2002 at 18:00 hrs (12:00 noon – New York City time).

The repurchase offer will be followed by a squeeze out of the remaining shareholders, which is expected to be completed by end of October.

Management expectations for the year 2002

Saipem before the acquisition of Bouygues Offshore

The excellent results achieved in the first half of 2002, together with a substantial backlog and the distinctive capability of the Group to operate in particularly challenging environments (deep waters and remote areas) reinforce expectations for 2002, to repeat the record results of 2001, with potential for further improvement.

Saipem after the acquisition of Bouygues Offshore

The acquisition of Bouygues Offshore, which will have an immediate positive effect in terms of cash flow, will result in a slight reduction in the net income as compared with the forecast Saipem stand-alone figure; this is due to the goodwill amortisation and the financial expenditure associated with the capital invested.

7

Saipem

Additional Information

Stock options

The Board of Directors of Saipem S.p.A. today passed a motion to increase the share capital by issuing no. 2,105,544 ordinary shares, each with a nominal value of € 1, to be offered as share options a the price of € 6.187 per share (i.e. the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over the month preceding today's meeting) to executive managers of the Saipem Group, including those employed by the recently acquired Bouygues Offshore, holding positions that can directly influence Saipem Group results and/or are of strategic importance for the Group.

The stock options, approved today, can be exercised by Italian resident assignees after three years from allocation and until 30th September 2010, whereas French resident assignees will be able to exercise them after four years from allocation and until 30th September 2009, in compliance with French legal requirements.

Attachments:

- Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs;
- Saipem S.p.A. Reclassified Balance Sheet and Reclassified Income Statement

San Donato Milanese, 17th September 2002

82.4776

Saipem

Eni GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2001		30th June 2002	
Net tangible fixed assets		1,440		1,566
Net intangible fixed assets		94		88
		1,534		1,654
- Offshore Construction	613		735	
- Floating Production	45		39	
- Offshore Drilling	617		620	
- Onshore Drilling	138		147	
- Onshore Constructions	79		69	
- Other	42		44	
Financial investments		6		7
Non-current assets		**1,540**		**1,661**
Inventories	163		236	
Other current assets	1,015		950	
Current liabilities	(828)		(835)	
Provision for contingencies	(66)		(77)	
Net current assets		**284**		**274**
Employee termination benefits		**(24)**		**(24)**
CAPITAL EMPLOYED		**1,800**		**1,911**
Group Shareholders' equity		**1,156**		**1,200**
Minority interest in net equity		**2**		**48**
Net financial debt – medium/long term	116		102	
Net financial debt – short term	526		561	
Net debt		**642**		**663**
COVER		**1,800**		**1,911**

82.4776

Saipem

Eni

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	First half 2001	First half 2002
Operating revenues	736	1,324
Other revenues and income	9	10
Purchases, services and other costs	(416)	(793)
Payroll and related costs	(157)	(243)
GROSS OPERATING INCOME	**172**	**298**
Amortisation, depreciation and write-downs	(80)	(128)
OPERATING INCOME	**92**	**170**
Financial expenses, net	(19)	(20)
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**73**	**150**
Extraordinary expenses	(1)	(2)
INCOME BEFORE INCOME TAXES	**72**	**148**
Income taxes	(17)	(35)
NET INCOME BEFORE MINORITY INTEREST	**55**	**113**
Minority interest	-	(1)
NET INCOME FOR THE PERIOD	**55**	**112**

82.4776

Saipem

Eni GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	First half 2001	First half 2002
Operating revenues	736	1,324
Production costs	(579)	(1,089)
Idle costs	(21)	(18)
Selling expenses	(11)	(14)
Research and development costs	(1)	(1)
Other operating income, net	3	6
CONTRIBUTION FROM OPERATIONS	**127**	**208**
General and administrative expenses	(35)	(38)
OPERATING INCOME	**92**	**170**
Financial expenses, net	(19)	(20)
INCOME BEFORE EXTRAORDINARY EXPENSES AND INCOME TAXES	**73**	**150**
Extraordinary expenses	(1)	(2)
INCOME BEFORE INCOME TAXES	**72**	**148**
Income taxes	(17)	(35)
NET INCOME BEFORE MINORITY INTEREST	**55**	**113**
Minority interest	-	(1)
NET INCOME FOR THE PERIOD	**55**	**112**

82.4776

Saipem

Eni GROUP

SAIPEM S.p.A.

RECLASSIFIED BALANCE SHEET

(thousand euros)

	31st December 2001	30th June 2002
Net tangible fixed assets	123,053	100,863
Net intangible fixed assets	33,728	29,830
Financial investments	493,983	494,472
Financial business loans	7,360	7,360
Non-current assets	**658,124**	**632,525**
Inventories	66,559	97,789
Other current assets	714,421	606,464
Current liabilities	(488,065)	(398,958)
Provision for contingencies	(28,183)	(39,675)
Net current assets	**264,732**	**265,620**
Employee termination benefits	**(20,691)**	**(21,746)**
CAPITAL EMPLOYED	**902,165**	**876,399**
Share capital	440,270	440,673
Reserves and net income for the year	226,702	246,340
Group Shareholders' equity	**666,972**	**687,013**
Funds allocated exclusively to comply with tax regulations	**980**	**980**
Net financial debt – medium/long term	51,657	51,654
Net financial debt – short term	182,556	136,752
Net debt	**234,213**	**188,406**
COVER	**902,165**	**876,399**

Saipem

Eni
GROUP

SAIPEM S.p.A.

RECLASSIFIED INCOME STATEMENTS

(thousand euros)

	First half 2001	First half 2002
Operating revenues	**431,446**	**821,516**
Other revenues and income	7,333	10,375
Purchases, services and other costs	(352,546)	(617,639)
Payroll and related costs	(56,976)	(70,879)
GROSS OPERATING INCOME	**29,257**	**143,373**
Amortisation, depreciation and write-downs	(29,134)	(42,969)
OPERATING INCOME	**123**	**100,404**
Financial expenses, net	(4,441)	(705)
Income from investments	30,038	-
INCOME BEFORE INCOME TAXES	**25,720**	**99,699**
Income taxes	(9,268)	(26,151)
NET INCOME FOR THE PERIOD	**16,452**	**73,548**

82.4776

Saipem

Eni GROUP

Press Release

Saipem files a repurchase offer for the remaining shares of Bouygues Offshore

Saipem, an Eni company, has today filed with the French market authorities a repurchase offer followed by a squeeze-out of the minority shareholders of Bouygues Offshore.

The cash offer price of €60.08 per share is equal to the price paid to minority shareholders during the standing offer (« garantie de cours ») which closed on September 6th, 2002.

Saipem currently owns 16,391,884 shares of Bouygues Offshore, representing 96.4% of the share capital and 98.6% of the voting rights.

San Donato Milanese, 23rd September 2002

This document does not constitute an offer to purchase or a solicitation of an offer to sell any securities. More detailed information on the repurchase offer followed by a squeeze-out will be available in the French prospectus (Note d'information) which Saipem will publish upon approval of the Commission des opérations de bourse.

This Repurchase Offer is not being made in the United States, either directly or indirectly, and may not be accepted by any U.S. holder of shares of Bouygues Offshore within the meaning of Rule 14d-1(d) of the U.S. Securities Exchange Act of 1934, as amended, or any holder of American Depositary Shares of Bouygues Offshore wherever resident.

There is a separate U.S. Offer for all shares of Bouygues Offshore held by U.S. holders and for all American Depositary Shares of Bouygues Offshore. The U.S. Offer initially closed at noon, New York City time, on Tuesday, September 17. A subsequent offering period for the U.S. Offer was announced and commenced on September 17, 2002. This subsequent offering period will close at noon, New York City time, on Tuesday, October 8, unless extended in accordance with U.S. law.

Remaining holders of American Depositary Shares of Bouygues Offshore, regardless of their place of residence, and U.S. holders of Bouygues Offshore shares may tender their shares or American Depositary Shares only into the U.S. Offer during the subsequent offering period and may not participate in this Repurchase Offer.

Morgan Stanley & Co. International Limited is acting as exclusive financial advisor to Saipem in this transaction and no-one else and will not be responsible to anyone other than Saipem for providing the protections offered to clients of Morgan Stanley & Co. International Limited nor for providing advice in relation to the transaction.